Exhibit 99.2

A.	Israel Petrochemical Enterprises Ltd. purchased (via fully held subsidiary, Petrochemical holdings ltd.) on February 21, 22 and 25, 2007, 312,000 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price (ILS)

21.2.07	112,000	38.29
22.2.07	193,062	36.3715
25.2.07	6,938	36.391

Name of interested parties	Name and type of share	Number of Shares / (*) Options		Percentage of the company's shares
				Outstanding	Fully diluted

Tao Tsout Ltd(1)	SCIXF, ordinary share	4,928,372		12.9	12.9
Ilan Ben Dov	SCIXF, ordinary share	117,062		0.3	0.3
Sunny Electronics Ltd.	SCIXF, ordinary share	4,725,935		12.4	12.4
Israel Petrochemical Enterprises Ltd.	SCIXF, ordinary share	19,112,255		50.06	49.95
Modi Peled (Via Palgo Ltd.)	SCIXF, ordinary share	2,300		0.01	0.01
Yahel Shachar(2)	SCIXF, option	40,000	*	0	0.1

1   The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 9,771,369ordinary shares of the Company, representing 25.6% of the Company’s issued share capital and 25.6% on a fully diluted basis.

2  Yahel Shachar, CEO of the company, and an additional holder of a senior position implement 112,000 options to 112,000 ordinary shares (Yahel Shachar the CEO of the company implement 80,000 options and the remaining balance was implemented by the additional holder of a senior position). Immediately after the implementation the shares were sold to Israel Petrochemical Enterprises Ltd. for the price of 38.29 NIS per share.